Direct Line: 212.859.8735
Fax: 212.859.4000
michael.levitt@friedfrank.com
October 2, 2007
H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: CVR Energy, Inc.,
       Registration Statement on Form S-1
       File No. 333-137588
       (the “Registration Statement”)
Dear Mr. Schwall:
This letter sets forth the response of CVR Energy, Inc. (the “Company” or “CVR Energy”) to the comment letter, dated September 27, 2007, of the staff of the Division of Corporation Finance (the “Staff”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. All references herein to page numbers are to page numbers in Amendment No. 9 to the Registration Statement (the “Registration Statement”). This letter is being filed with Amendment No. 9 to the Company’s Registration Statement.
     Form S-1/A-9 filed October 2, 2007
     Use of Proceeds
1.	We note that you have entered into three new credit facilities and that the facilities must be repaid with the proceeds of any issuance of securities, including the proceeds of the initial public offering. Please revise this section to reflect such additional use for the proceeds.
Response: In response to the Staff’s comment we have revised the disclosure in the “Use of Proceeds” section on page 58. We have indicated that proceeds would be used to repay up to $50 million under the revolving credit facility and, if there are any incremental proceeds, the new $25 million unsecured facility and the new $25 million secured facility. We have not indicated that the proceeds of the initial public offering would be used to repay the new $75 million facility because no amounts are currently outstanding under such facility and no amounts are expected to be drawn under such facility at the time that the initial public offering is consummated.

     Management, page 186
2.	We note that a number of the named executive officers will continue to be employed by the predecessor and other affiliates. Please disclose the amount of time that such officers will devote to your operations.
Response: In response to the Staff’s comment we have revised the disclosure on page 187 to clarify that all of the named executive officers will devote all of their time to CVR Energy and its subsidiaries, except that certain of the named executive officers will also devote a portion of their time to the management of the Partnership (as discussed on page 201). The named executive officers will also have titled positions at Coffeyville Acquisition LLC, Coffeyville Acquisition II LLC and Coffeyville Acquisition III LLC, but these entities have no operations other than their equity investments in CVR Energy and the managing general partner of the Partnership and the named executive officers will not be spending any time performing services for them.
     Compensation Discussion and Analysis, page 191
3.	Expand your reference to Section 16 of the Exchange Act and Section 162(m) of the Internal Revenue Code to briefly explain why these would cause the board to delegate to the compensation committee authority on specific compensation matters.
Response: In response to the Staff’s comment we have expanded the disclosure on page 193.
Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735 or Stuart Gelfond at (212) 859-8272.
Sincerely,
/s/ Michael A. Levitt
Michael A. Levitt

cc:	Carmen Moncada-Terry (Securities and Exchange Commission)
Jill Davis (Securities and Exchange Commission)
Jennifer Goeken (Securities and Exchange Commission)
John J. Lipinski (CVR Energy, Inc.)
James T. Rens (CVR Energy, Inc.)
Susan Ball (CVR Energy, Inc.)
Edmund S. Gross (CVR Energy, Inc.)
Peter J. Loughran (Debevoise & Plimpton LLP)
Kevin Kaufman (KPMG LLP)